

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2023

Anatoly Dritschilo, M.D.
Chief Executive Officer
Shuttle Pharmaceuticals Holdings, Inc.
One Research Court, Suite 450
Rockville, Maryland 20850

>**Re: Shuttle Pharmaceuticals Holdings, Inc.**
>**Registration Statement on Form S-1**
>**Filed January 25, 2023**
>**File No. 333-269414**

Dear Anatoly Dritschilo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

>Sincerely,
>
>Division of Corporation Finance
>Office of Life Sciences

cc: Megan J. Penick, Esq.